CARTER LEDYARD & MILBURN LLP
Counselors at Law

701 8th Street, N.W., Suite 410
Steven J. Glusband	2 Wall Street	Washington, DC 20001-3893
Partner	New York, NY 10005-2072	(202) 898-1515
—	—	—
Direct Dial: 212-238-8605	Tel (212) 732-3200	570 Lexington Avenue
E-mail: glusband@clm.com	Fax (212) 732-3232	New York, NY 10022-6856
(212) 371-2720

December 9, 2008

Ms. Song Brandon
Attorney-Advisor
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0303

Re:	RADVISION Ltd.
Schedule TO-I
Filed November 25, 2008
File No. 5-58761

Dear Ms. Brandon:

        We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Staff”) in a letter addressed to Mr. Boaz Raviv, Chief Executive Officer of RADVISION Ltd. (the “Company”), dated December 4, 2008, with respect to the Company’s Schedule TO-I filed on November 25, 2008 (the “Schedule TO”). Concurrently with this letter, the Company is filing its Amendment No. 1 to the Schedule TO (“Amendment No. 1”) via the EDGAR system, together with revised versions of the Offer to Exchange (Exhibit (a)(1) to the Schedule TO) and Election Form (Exhibit (a)(5) to the Schedule TO). We will supplementally provide you with marked copies of the revised versions of the Offer to Exchange and Election Form to show changes made to the original versions of the same filed with the Schedule TO.

        The paragraphs below are numbered to correspond to the Staff’s comments as set forth in your letter dated December 4, 2008. In each instance, we have repeated your comment in italics and boldface and set forth our response in plain type below the relevant comment.

Schedule TO-I
Exhibit (a)(1): Offer to Exchange
Conditions to the Offer, page 12

1.	A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, amend the your conditions to avoid the term “threatened,” as it is unclear how a “threatened” event can be objectively determined. In addition, please revise the disclosure in the balance of this section to avoid the use of vague terms, such as “might” and events that “indirectly’ affect the offer.

The Company has revised the disclosure in response to the Staff’s comments.

2.	We note your disclosure in the last paragraph of this section where you provide that your “failure to exercise any of these rights is not a waiver of any of these rights, and the waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances.” This language appears to imply that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. In that regard, please confirm your understanding to us that if an offer condition is triggered, you will notify shareholders whether or not you have waived an offer condition.

The Company confirms its understanding that if an offer condition is triggered, it will notify shareholders whether or not it has waived an offer condition. Furthermore, the Company has revised Amendment No. 1 to include disclosure that if a condition is triggered, it will notify optionholders and shareholders as soon as practicable whether it have waived an offer condition.

3.	We also note your disclosure indicating that your determination of certain events will be “final and binding on all parties.” Revise to disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations. Please make similar changes to the document where you provide similar disclosure that your determination will be final and binding on all parties.

The Company has revised the disclosure in response to the Staff’s comments in Item 3, (Procedures for Surrendering Options), Item 4 (Change in Election) and Item 6 (Conditions to this Offer).

Summary Financial Information, page 19

4.	The summarized financial information presented in accordance with Item 1010(c) of Regulation M-A is required for all of the periods specified in Item 1010(a). It does not appear you have presented all of the information required by Item I-02(bb)(1) of Regulation S-X for all of the applicable periods. Please revise your disclosure accordingly. In addition, please present the ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K as required by Item 1010(c)(4). For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.see.gov.

The Company has revised the disclosure in response to the Staff’s comments to provide additional summary financial information. With respect to the disclosure of ratio of earnings to fixed charges, the Company does not have any (i) interest capitalized and expensed, (ii) debt or (iii) preference security dividend requirements of consolidated subsidiaries. In addition, the estimated interest within rental expenses is immaterial.

Exhibit (a)(5): Election Form

5.	We refer you to the last bullet point on page 3 of the election form. Please revise the election form to remove the representations that the shareholder has “read, understand and agree to all of the terms and conditions of the offer as set forth in the Offer to Exchange.”

The Company has revised the disclosure in response to the Staff’s comment.

        If you have any further questions, please do not hesitate to contact Rael Kolevsohn, Vice President and General Counsel of the Company, at 011-972- 972-3-7679394 or me at 212-238-8605.

Very truly yours, By: /s/ Steven J. Glusband —————————————— Steven J. Glusband

SJG:sr
Enclosures

cc:	Nicholas Panos, Senior Special Counsel, Securities and Exchange Commission
Boaz Raviv, Chief Executive Officer, RADVISION Ltd.
Rael Kolevsohn, Vice President and General Counsel, RADVISION Ltd.
Adi Sfadia, Chief Financial Officer, RADVISION Ltd.